Exhibit 99.5

For Immediate Release	19 May 2005

CADBURY SCHWEPPES ANNOUNCES A GOOD START TO THE YEAR

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. At today’s Annual General Meeting, Todd Stitzer, CEO, will comment on performance year-to-date in 2005. The interim results for 2005 will be announced on 26 July 2005.

Todd Stitzer, CEO of Cadbury Schweppes, said, “We have made a good start to the year with continued sales momentum in our beverage and confectionery businesses. Margins in the first half are forecast to be broadly unchanged despite increased investment in growth and some above inflation cost increases. For the full year, we continue to expect to deliver results within our goal ranges.”

In the US, our carbonated soft drinks business continues to perform well led once again by Dr Pepper and our portfolio of diet brands. Volumes of our non-carbonated brands in the US, notably Snapple and Mott’s, are improving although the initial investment in supporting this growth has been significant. Our beverage businesses in Mexico and Australia are producing strong results and our European beverage operations are having a satisfactory start to the year.

Our confectionery businesses around the world are performing strongly with the momentum seen during 2004 continuing into 2005. This is being driven by a combination of market growth and market share gains, particularly in our gum and Halls businesses. In the UK, innovation and continued focus on our core brands including Cadbury, Maynards and Bassett’s, are driving sales gains.

Implementation of our PROBE IT system in the UK in early July is a key focus. As previously announced, the investment will be around £20 million during the year, broadly balanced between the first and second halves. Elsewhere, the transition of our Adams confectionery business in Canada to Cadbury Schweppes’ back-office and logistics infrastructure has gone smoothly. The distribution issues experienced following the US transition have been resolved although we are incurring some additional costs as we restore customer service levels. Fuel for Growth savings are on track to be £100m in 2005 and will once again have a second half bias.

Overall, we expect sales growth in 2005 to be weighted toward the first half given more demanding second half comparatives. Margins in the first half are expected to be broadly unchanged on the comparable period last year despite higher marketing and promotional spend, implementing PROBE in the UK and increased oil based input and distribution costs. For the full year, we expect to deliver results within our financial goal ranges. All comparatives for the half and full year are on a like-for-like basis under International Financial Reporting Standards.

Implementation of International Financial Reporting Standards (“IFRS”)

We have today released the Group’s income statement, balance sheet and cash flow statement for the 24 weeks to 13 June, 2004 and 53 weeks to 02 January, 2005 on a restated IFRS basis. The detailed statements can be found on www.cadburyschweppes.com. The interim results for the 24 weeks to 19 June, 2005 and results thereafter will be reported under IFRS.

Teleconference Calls

A teleconference for the media will take place at 07:30am (BST) today, 08.30am (central Europe); 02.30am (EST)

Dial-in number:	UK	+44 207 365 1833
Replay	UK	+44 207 784 1024
Replay Access Number:	1401630#

A teleconference call for analysts and investors will take place at 10:00am (BST) today, 11.00am (central Europe), 05.00am (EST).

Dial in numbers:	UK and Europe	+44 207 365 1849
	USA	718 354 1172
Replay:	UK and Europe	+44 207 784 1024
	USA	718 354 1112
Replay Access Number	52448603#

A teleconference call for analysts and investors regarding the IFRS restatement will take place on Monday 23rd May 2005 at 15:00pm (BST), 16.00pm (central Europe); 10.00am (EST)

Dial-in numbers:	UK and Europe	+44 207 365 1833
	USA	718 354 1171
Replay	UK	+44 207 784 1024
	USA	718 354 1112
Replay Access Number:	9428597#

The analyst conference call will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.

Ends

For further information:
Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com
Capital Market Enquiries	+44 207 830 5095
Sally Jones
Mary Jackets
Media Enquiries	+44 207 830 5127/5011
Andraea Dawson-Shepherd
Katie MacDonald-Smith
The Maitland Consultancy	+44 207 379 5151
Angus Maitland
Philip Gawith

Forward Looking Statements

These material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes to Editors:

1.	About Cadbury Schweppes

Cadbury Schweppes is a major international business which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 50,000 people and is a leading world-wide confectionery concern. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks group.

2.	Cadbury Schweppes’ Financial Goal Ranges

In pursuit of the Group's goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:

	–	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions at constant currency

	–	Underlying operating margin growth (before goodwill/intangibles amortisation/impairments and non-trading items) of between 50 and 75 basis points per annum at constant currency

	–	Free cash flow (as explained on page 51 of our Report & Accounts and Form 20-F) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.

Photographs for the media are available at NewsCast http://www.newscast.co.uk. Tel +44 207 608 1000.